Filed Pursuant to Rule 433
Relating to Preliminary Prospectus
Supplement dated February 2, 2026
To Prospectus dated January 29, 2026
Registration File No. 333-293059

GE Vernova Inc.
February 2, 2026

4.250% Senior Notes due 2031
4.875% Senior Notes due 2036
5.500% Senior Notes due 2056

PRICING TERM SHEET

Issuer:	GE Vernova Inc. (the “Issuer”)

Trade Date:	February 2, 2026

Settlement Date:	February 4, 2026 (T+2)

The Issuer expects to deliver the Notes (as defined herein)  against payment for the Notes on or about February 4, 2026, which will be the second business day following the date of the pricing of the Notes, or “T+2”. Under Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes on any date prior to one business day before the settlement date will be required, by virtue of the fact that the Notes initially will settle T+2, to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisors.

Expected Ratings*:	BBB (S&P) / BBB+ (Fitch)

Offering Format:	SEC Registered

Security Title:
4.250% Senior Notes due 2031 (the “2031 Notes”)
4.875% Senior Notes due 2036 (the “2036 Notes”)
5.500% Senior Notes due 2056 (the “2056 Notes” and, together with the 2031 Notes and the 2036 Notes, the “Notes”)

Principal Amount:	2031 Notes: $600,000,000 2036 Notes: $1,000,000,000 2056 Notes: $1,000,000,000

Maturity Date:	2031 Notes: February 4, 2031 2036 Notes: February 4, 2036 2056 Notes: February 4, 2056

Coupon:	2031 Notes: 4.250% 2036 Notes: 4.875% 2056 Notes: 5.500%

Benchmark Treasury:	2031 Notes: UST 3.750% due January 31, 2031 2036 Notes: UST 4.000% due November 15, 2035 2056 Notes: UST 4.750% due August 15, 2055

Benchmark Treasury Price and Yield:	2031 Notes: 99-19+; 3.837% 2036 Notes: 97-25; 4.279% 2056 Notes: 97-15; 4.913%

Spread to Benchmark Treasury:	2031 Notes: +45 basis points 2036 Notes: +65 basis points 2056 Notes: +78 basis points

Yield to Maturity:	2031 Notes: 4.287% 2036 Notes: 4.929% 2056 Notes: 5.693%

Issue Price:	2031 Notes: 99.835% of principal amount 2036 Notes: 99.578% of principal amount 2056 Notes: 97.239% of principal amount

Proceeds (before expenses and underwriters’ discount):	2031 Notes: $599,010,000 2036 Notes: $995,780,000 2056 Notes: $972,390,000

Underwriting Discount:	2031 Notes: 0.600% of principal amount 2036 Notes: 0.650% of principal amount 2056 Notes: 0.875% of principal amount

Interest Payment Dates:	2031 Notes: Semiannually on February 4 and August 4 2036 Notes: Semiannually on February 4 and August 4 2056 Notes: Semiannually on February 4 and August 4

First Interest Payment Date:	2031 Notes: August 4, 2026 2036 Notes: August 4, 2026 2056 Notes: August 4, 2026

Optional Redemption:

Make-Whole Call:
The Issuer may redeem the 2031 Notes at any time and from time to time prior to January 4, 2031 (one month prior to the maturity date) at the greater of (i) 100% or (ii) a make-whole price calculated using a discount rate of the Treasury Rate plus 10 basis points, in each case, plus accrued and unpaid interest, if any, to, but excluding, the redemption date.

The Issuer may redeem the 2036 Notes at any time and from time to time prior to November 4, 2035 (three months prior to the maturity date) at the greater of (i) 100% or (ii) a make-whole price calculated using a discount rate of the Treasury Rate plus 10 basis points, in each case, plus accrued and unpaid interest, if any, to, but excluding, the redemption date.

The Issuer may redeem the 2056 Notes at any time and from time to time prior to August 4, 2055 (six months prior to the maturity date) at the greater of (i) 100% or (ii) a make-whole price calculated using a discount rate of the Treasury Rate plus 15 basis points, in each case, plus accrued and unpaid interest, if any, to, but excluding, the redemption date.

Par Call:
The Issuer may redeem the 2031 Notes on or after January 4, 2031, at par plus accrued and unpaid interest, if any, to, but excluding, the redemption date.

The Issuer may redeem the 2036 Notes on or after November 4, 2035, at par plus accrued and unpaid interest, if any, to, but excluding, the redemption date.

The Issuer may redeem the 2056 Notes on or after August 4, 2055, at par plus accrued and unpaid interest, if any, to, but excluding, the redemption date.

Use of Proceeds:
The Issuer intends to use the net proceeds from this offering for general corporate purposes, including financing a portion of the purchase price of its previously announced acquisition of the remaining 50% percent stake of Prolec GE, its unconsolidated joint venture with Xignux, that closed on February 2, 2026.

Day Count Convention:	30 / 360

CUSIP:	2031 Notes: 36828A AA9 2036 Notes: 36828A AB7 2056 Notes: 36828A AC5

ISIN:	2031 Notes: US36828AAA97 2036 Notes: US36828AAB70 2056 Notes: US36828AAC53

Denominations:	$2,000 and integral multiples of $1,000 in excess thereof

Joint Bookrunners:	Citigroup Global Markets Inc. J.P. Morgan Securities LLC Morgan Stanley & Co. LLC

Co-Managers:	BofA Securities, Inc. BNP Paribas Securities Corp. Credit Agricole Securities (USA) Inc. Goldman Sachs & Co. LLC HSBC Securities (USA) Inc. SG Americas Securities, LLC

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be revised or withdrawn at any time.

This pricing term sheet supplements, and should be read in conjunction with, the preliminary prospectus supplement, dated February 2, 2026, and the accompanying base prospectus and the documents incorporated by reference therein.

The Issuer has filed a registration statement (including a base prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the aforementioned preliminary prospectus supplement and base prospectus and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you these documents if you request it by calling Citigroup Capital Markets Inc. toll-free at 1-800-831-9146, J.P. Morgan Securities LLC collect at 1-212-834-4533 and Morgan Stanley & Co. LLC toll-free at 1-866-718-1649.

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